Exhibit 99.1

Ayr Wellness Reports Fourth Quarter and Full Year 2021 Results

•	Q4 2021 Revenue of $111.8 Million, up 16% sequentially

•	Q4 2021 Adjusted EBITDA of $26.1 Million, flat sequentially

•	FY 2021 Revenue and Adjusted EBITDA of $357.6 Million and $98.0 Million, up 131% and 84% Year-over-Year, respectively

•	US GAAP Operating Loss of $13.8 Million and $56 Million for Q4 and FY 2021, respectively.

MIAMI, March 17, 2022 – Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a vertically-integrated cannabis multi-state operator (MSO), is reporting financial results for the three and twelve months ended December 31, 2021. Unless otherwise noted, all results are presented in U.S. dollars.

Jonathan Sandelman, Founder, Chairman and CEO of Ayr, said, “2021 was a transformative year for Ayr, with outsized revenue and Adjusted EBITDA growth, and an expanded operating footprint bringing us from our two original states to seven leading cannabis markets, with an eighth pending acquisition close. We added 62 dispensaries and 8 cultivation facilities, while welcoming more than 1,600 teammates. Following this transformative year for our operating footprint, we are now squarely focused on making 2022 a transformative year for Ayr’s earnings power. The CapEx projects we began in 2021 are expected to begin generating revenue for us throughout 2022, leading to our expected significant second half ramp. While these projects have been delayed, we are proud of the extensive expansion our team has achieved through this global pandemic and supply chain crisis.”

“The talent that we have brought into our team and the culture we are strengthening every day continue to be the hidden assets on our balance sheet. Our teammates are all pulling in the same direction, driven by our collective goals of producing high-quality cannabis at scale, delivering remarkable experiences to our customers every day and being a force for good in our communities.”

Fourth Quarter Financial Highlights ($ in millions, excl. margin items)

	Q4 2020[1]	Q3 2021	Q4 2021	% Change Q4/Q4		% Change Q4/Q3
Revenue	$47.8	$96.2	$111.8	133.9%		16.2%
Adjusted Gross Profit[1]	$28.7	$56.6	$63.3	120.6%		11.8%
Operating Income/(Loss)	$6.7	$(8.9)	$(13.9)	NA		NA
Adj. EBITDA[1]	$18.6	$26.0	$26.1	40.3%		0.4%
Adj. EBITDA Margin[1]	38.9%	27.0%	23.3%	-1560	bps	-370	bps

Full Year 2021 Financial Highlights ($ in millions, excl. margin items)

	FY 2020[1]	FY 2021	% Change Y/Y
Revenue	$155.1	$357.6	130.6%
Adjusted Gross Profit[1]	$91.7	$207.3	126.1%
Adjusted Gross Profit[1] %	59.1%	58.0%	-110	bps
Operating Income/(Loss)	$1.2	$(56.0)	NM
Adj. EBITDA[1]	$53.4	$98.0	83.5%
Adj. EBITDA Margin[1]	34.4%	27.4%	-700	bps

1Adjusted EBITDA, Adjusted Gross Profit and Adjusted EBITDA Margin are non-GAAP measures, and accordingly are not standardized measures and may not be comparable to similar measures used by other companies. See Definition and Reconciliation of Non-GAAP Measures below. For a reconciliation of Operating Loss to Adjusted EBITDA as well as Gross Profit to Adjusted Gross Profit, see reconciliation table appended to this release.

Fourth Quarter and Recent Highlights

•	Northeast
o	In the first quarter, the Company completed construction of its Boylston Street and Watertown adult-use dispensaries in Massachusetts, both of which are awaiting regulatory approval to open, with revenue from these dispensaries expected in the second quarter.
o	In the first quarter, the Company’s final Massachusetts cultivation expansion began the regulatory approval process, with sales from this cultivation facility expected to begin in the fourth quarter.
o	In the fourth quarter, the Company opened two new Pennsylvania dispensaries in Montgomeryville and Bryn Mawr.
o	Because additional cultivation capacity has come online ahead of expected adult-use demand in Pennsylvania, the Company has decided to defer its cultivation expansion plans in the state to align more closely with the expected timing of adult-use sales.
o	In the first quarter, the Company submitted required documentation to allow for adult-use sales at its three dispensaries in New Jersey and is awaiting regulatory approval for conversion.
o	In the fourth quarter, the Company completed the construction of its 75,000 sq. ft. cultivation facility in New Jersey, which is awaiting regulatory approval to open.
•	Southwest
o	In the fourth quarter, the Company completed construction of its 80,000 sq. ft. cultivation facility in Arizona, which is expected to begin generating revenue in the second quarter of 2022.
o	The Company continued to grow market share in Nevada to roughly 16% as of January 2022, maintaining strong retail sales despite the fact that the overall Nevada market declined according to BDSA.
o	Kynd premium flower has been the top selling flower brand in Nevada for 5 straight months.
•	Florida
o	In the first quarter, the Company has opened two additional retail stores bringing its total store count to 45.
o	As of the first quarter, the Company has doubled monthly revenues relative to the same period in the prior year.
o	Initiatives to refresh and expand genetics and improve plant health have resulted in first quarter to date 2022 yields of approximately 1,200 pounds per harvest, up from approximately 650 pounds per harvest in the first quarter of 2021.

o	As of the first quarter 2022, the Company’s Gainesville cultivation campus had 68 unique strains under cultivation, approximately half of which are available across Ayr’s Florida stores.
o	The Company recently added 40% more power capacity to its Gainesville cultivation site to further improve cultivation results.
o	The Company’s hoop houses are in the process of being re-planted with a new strategy better suited to the local weather environment, with the first harvest from the initial 5 acres now expected in the second quarter of 2022.

Recent M&A Highlights

•	On February 15, 2022, Ayr announced the closing of its acquisition of Cultivauna, LLC, the owner of Levia branded infused seltzers and water-soluble tinctures.
•	On February 7, 2022, Ayr announced regulatory approval of its Interim Management Services Agreement with Tahoe Hydroponics Company and related business NV Green, Inc., deepening the Company’s cultivation presence in Nevada and adding strong cultivation talent and an improved genetic bank to the Ayr portfolio.
•	On November 22, 2021 Ayr entered into a definitive agreement to acquire Gentle Ventures, LLC d/b/a Dispensary 33, in addition to the previously announced agreement to acquire Herbal Remedies Dispensaries, LLC , to establish a retail footprint in the state of Illinois. Both acquisitions are subject to customary closing conditions and regulatory approvals.
•	On October 4, 2021, Ayr closed its acquisition of PA Natural Medicine, LLC, which added three key dispensary locations in central Pennsylvania to the Company’s footprint, including the college towns of State College and Bloomsburg.

Financing and Capital Structure

•	On March 16, 2022, the Company entered into a $26.2 million mortgage loan agreement with a community bank with an annual interest rate of 4.625%.
•	During the fourth quarter, the Company repurchased approximately 573,000 subordinate voting shares as part of its stock repurchase program for a total of over CAD $11 million.
•	On November 12, 2021, the Company added approximately $147 million of cash to its balance sheet following the sale of Senior Secured Notes at a yield-to-maturity of 9.8%.
•	During the fourth quarter, the Company deployed approximately $123 million of capital expenditures and anticipates an additional $70 million of capital expenditures for 2022.
•	At December 31, 2021, there were approximately 70.7 million fully diluted shares[i] outstanding based on a treasury method calculation as of that date.

Outlook:

Given prior construction delays and uncertain regulatory timelines regarding key revenue-generating initiatives, including regulatory approval for adult-use sales and cultivation expansions in both Massachusetts and New Jersey, the Company expects financial results in the first half of 2022 to remain relatively flat, in-line with industry trends, followed by a step-function in growth beginning in Q3 2022 and continuing through Q4 2022.

Assuming the Company receives these regulatory approvals sufficiently early in Q3 2022, the Company anticipates an annualized run-rate of $250 million of Adjusted EBITDA, $100 million of operating income and $800 million of revenue for Q4 2022.

The Company’s expectations for future results are based on the assumptions and risks detailed in its MD&A for the period ending December 31, 2021 as filed on SEDAR.

i Excludes Ayr granted but unvested LTIP shares totaling 8.1 million.

Conference Call

Ayr CEO Jonathan Sandelman, Co-COO Jennifer Drake, and CFO Brad Asher will host the conference call, followed by a question and answer period.

Conference Call Date: Thursday, March 17, 2022

Time: 8:30 a.m. Eastern time

Toll-free dial-in number: (800) 319-4610

International dial-in number: (604) 638-5340

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact the company’s investor relations team at AYR@elevate-ir.com.

The conference call will be broadcast live and available for replay here.

A telephonic replay of the conference call will also be available for one month beginning at 11:30 a.m. ET on Thursday, March 17, 2022.

Toll-free replay number: (855) 669-9658

International replay number: (412) 317-0088

Replay ID: 8414

Financial Statements

Certain financial information reported in this news release is extracted from Ayr’s Consolidated Financial Statements for the year ended December 31, 2021 and 2020. Ayr files its financial statements on SEDAR and with the SEC. All financial information contained in this news release is qualified in its entirety by reference to such financial statements and MD&A.

Definition and Reconciliation of Non-GAAP Measures

The Company reports certain non-GAAP measures that are used to evaluate the performance of its businesses and the performance of their respective segments, as well as to manage their capital structures. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulators require such measures to be clearly defined and reconciled with their most comparable GAAP measures.

Rather, these are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company’s businesses include “Adjusted EBITDA” and “Adjusted Gross Profit.”

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performances and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of the Company’s operating performances and thus highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents loss from operations, as reported under GAAP, before interest and tax, adjusted to exclude non-core costs, other non-cash items, including depreciation and amortization, and further adjusted to remove non-cash stock-based compensation, the accounting for the incremental costs to acquire cannabis inventory in a business combination, acquisition related costs, and start-up costs.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported, adjusted to exclude the accounting for the incremental costs to acquire cannabis inventory in a business combination, interest, depreciation and amortization, and start-up costs.

A reconciliation of how Ayr calculates Adjusted EBITDA and Adjusted Gross Profit is provided in the tables appended below. Additional reconciliations of Adjusted EBITDA, Adjust Gross Profit and other disclosures concerning non-GAAP measures are provided in our MD&A for the three and twelve months ended December 31, 2021.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. In particular, there can be no assurance that we will complete the pending acquisitions in or enter into agreements with respect to other acquisitions.

Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Assumptions and Risks

Forward-looking information in this release is subject to the assumptions and risks as described in our MD&A for December 30, 2021.

Additional Information

For more information about the Company’s 2021 operations and outlook, please view Ayr’s corporate presentation posted in the Investors section of the Company’s website at www.ayrwellness.com.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (720) 330-2829
Email: IR@ayrwellness.com

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars, Except Number of Shares)

	Year Ended
	December 31, 2021	December 31, 2020
ASSETS
Current
Cash	$154,342,201	$127,238,165
Accounts receivable, net	7,412,906	3,464,401
Due from related parties	-	135,000
Inventory, net	93,362,985	22,919,605
Prepaid expenses, deposits, & other current assets	10,949,349	5,270,381
	$266,067,441	$159,027,552
Non-current
Property, plant, & equipment, net	275,222,166	69,104,080
Intangible assets, net	978,915,457	252,357,677
Right-of-use assets - operating	88,720,082	22,546,256
Right-of-use assets - finance, net	17,527,126	877,310
Goodwill	229,909,562	57,963,360
Equity investments	-	503,509
Deposits & other assets	3,550,039	2,540,674
Total assets	$1,859,911,873	$564,920,418

LIABILITIES & SHAREHOLDERS' EQUITY
Liabilities
Current
Trade payables	$26,983,181	$8,899,786
Accrued liabilities	32,723,734	8,706,813
Lease liabilities - operating - current portion	4,195,672	740,864
Lease liabilities - finance - current portion	3,185,460	125,440
Contingent consideration - current portion	39,868,080	-
Purchase consideration payable	811,586	9,053,057
Income tax payable	28,914,949	21,379,351
Debts payable - current portion	8,111,723	8,644,633
Accrued interest payable - current portion	7,541,634	-
	$152,336,019	$57,549,944
Non-current
Deferred tax liabilities	70,081,319	14,677,991
Lease liabilities - operating - non-current portion	87,767,033	23,474,726
Lease liabilities - finance - non-current portion	9,406,202	446,585
Contingent consideration - non-current portion	145,653,870	22,961,411
Debts payable - non-current portion	125,745,888	53,587,948

Senior secured notes, net of debt issuance costs - non-current portion	245,407,822	103,652,963
Accrued interest payable - non-current portion	3,451,016	3,301,155
Total liabilities	$839,849,169	$279,652,723
Commitments and contingencies

Shareholders' equity

Multiple Voting Shares: no par value, unlimited authorized. Issued & outstanding - 3,696,486 shares	-	-

Subordinate, Restricted, & Limited Voting Shares: no par value, unlimited authorized. Issued & outstanding - 56,337,175 & 28,873,641 shares, respectively	-	-

Exchangeable Shares: no par value, unlimited authorized. Issued & outstanding - 7,368,285 & 2,127,543 shares, respectively	-	-
Additional paid-in capital	1,289,827,092	530,808,494
Treasury stock - 568,300 & 63,800 shares, respectively	(7,828,037)	(556,899)
Accumulated other comprehensive income	3,265,610	3,265,610
Deficit	(265,201,961)	(248,249,510)
Total shareholders' equity	$1,020,062,704	$285,267,695
Total liabilities & shareholders' equity	$1,859,911,873	$564,920,418

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Unaudited Consolidated Statements of Operations

(Expressed in United States Dollars, Except Number of Shares)

	Three Months Ended		Year Ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Revenues, net of discounts	$111,769,021	$47,764,775	$357,608,311	$155,114,454

Cost of goods sold excluding fair value items	58,079,456	20,236,777	175,646,346	66,355,014
Incremental costs to acquire cannabis inventory in a business combination	2,452,956	-	43,863,688	-
Cost of goods sold	$60,532,412	$20,236,777	$219,510,034	$66,355,014

Gross profit	$51,236,609	$27,527,998	$138,098,277	$88,759,440

Operating expenses
General and administrative	44,257,487	15,037,287	136,744,916	69,583,293
Sales and marketing	3,266,551	563,687	7,699,986	2,150,536
Depreciation and amortization	729,013	299,602	1,997,185	829,745
Amortization on intangible assets	13,004,905	3,028,715	38,661,734	12,024,715
Acquisition expense	3,837,321	1,890,427	9,001,683	2,945,194
Total operating expenses	$65,095,277	$20,819,718	$194,105,504	$87,533,483

(Loss) Income from operations	$(13,858,668)	$6,708,280	$(56,007,227)	$1,225,957

Other income (expense)
Share of loss on equity investments	-	(2,208)	(31,670)	(33,591)
Foreign exchange	(1,530)	1,256	(62,714)	(7,783)
Fair value gain (loss) on financial liabilities	52,947,305	782,846	83,759,057	(529,555)
Interest expense, net	(5,697,665)	(1,618,557)	(16,549,836)	(3,203,097)
Interest income	42,971	5,624	203,587	10,112
Other, net	(18,460)	-	997,263	19,971
Total other income (expense)	$47,272,621	$(831,039)	$68,315,687	$(3,743,943)

Income (Loss) before taxes	$33,413,953	$5,877,241	$12,308,460	$(2,517,986)

Income Taxes
Current tax provision	(15,834,205)	(6,780,890)	(45,820,250)	(21,770,590)
Deferred tax benefit (provision)	6,206,452	(48,194)	16,559,339	(316,873)
Total income taxes	$(9,627,753)	$(6,829,084)	$(29,260,911)	$(22,087,463)

Net income (loss)	$23,786,200	$(951,843)	$(16,952,451)	$(24,605,449)

Basic and diluted earnings (loss) per share	$0.35	$(0.03)	$(0.30)	$(0.88)

Weighted average number of shares outstanding (basic and diluted)	67,352,419	29,814,594	57,329,350	27,892,441

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars, Except Number of Shares)

	Year Ended
	December 31, 2021	December 31, 2020
Operating activities
Net loss	$(16,952,451)	$(24,605,449)
Adjustments for:
Net fair value (gain) loss on financial liabilities	(83,759,057)	529,555
Stock-based compensation	27,155,214	31,156,759
Depreciation and amortization	8,125,151	2,812,028
Amortization on intangible assets	50,708,958	13,716,502
Share of loss on equity investments	31,670	33,591
Gain on disposal of equity investments	(177,926)	-
Incremental costs to acquire cannabis inventory in a business combination	43,863,688	-
Loss on disposal of property, plant, and equipment	50,483	-
Deferred tax (benefit) expense	(16,559,339)	316,873
Amortization on financing costs	1,744,520	90,858
Amortization on financing premium	(402,376)	-
Changes in operating assets and liabilities, net of business acquisition:
Accounts receivable	(3,916,018)	(843,162)
Inventory	(50,956,053)	(8,876,748)
Prepaid expenses and other current assets	(2,325,897)	(2,529,211)
Trade payables	(1,429,713)	1,616,253
Accrued liabilities	7,942,658	3,274,488
Interest accrued	1,446,358	2,214,061
Lease liabilities - operating	1,911,974	200,913
Income tax payable	5,717,078	16,176,408
Cash (used in) provided by operating activities	(27,781,078)	35,283,719

Investing activities
Purchase of property, plant, and equipment	(100,002,729)	(14,367,690)
Purchases of intangible assets	-	(400,000)
Cash paid for business combinations and asset acquisitions, net of cash acquired	(92,270,242)	(35,174,880)
Cash paid for business combinations and asset acquisitions, bridge financing	(22,750,176)	(8,040,804)
Cash paid for business combinations and asset acquisitions, working capital	(4,359,040)	(2,354,375)
Payments for interests in equity accounted investments	(81,609)	(109,700)
Cash received in disposal of equity investment	1,000,000	-
Payments made by (advances to) related corporation	135,000	(50,000)
Cash paid for bridge financing	(1,200,000)	-
Deposits for business combinations	(100,000)	(1,750,000)
Cash used in investing activities	(219,628,796)	(62,247,449)

Financing activities
Proceeds from exercise of Warrants	55,691,685	48,489,148
Proceeds from exercise of options	314,915	-
Proceeds from equity offering, net of expenses	118,052,400	-
Proceeds from senior secured notes, net of financing costs	148,647,037	103,571,105
Payments of financing costs	(2,142,242)	-
Tax withholding on stock-based compensation awards	(28,536,340)	-
Repayments of debts payable	(8,749,327)	(5,615,225)
Repayments of lease liabilities - finance (principal portion)	(6,948,895)	(334,899)
Repurchase of Subordinate Shares	(1,815,323)	(311,430)
Cash provided by financing activities	274,513,910	145,798,699

Net increase in cash	27,104,036	118,834,969
Cash, beginning of the period	127,238,165	8,403,196
Cash, end of the period	154,342,201	127,238,165

Supplemental disclosure of cash flow information:
Interest paid during the period	14,243,886	1,102,193
Income taxes paid during the period	41,303,039	5,594,182
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	68,577,580	12,295,919
Recognition of right-of-use assets for finance leases	18,576,445	906,924
Issuance of Subordinate Shares related to business combinations, asset acquisitions, and make-whole provision	576,195,758	30,825,012
Issuance of Subordinate Shares related to equity component of debt	7,429,389	-
Repurchase of Subordinate Shares	7,193,155	-

Ayr Wellness Inc. (formerly Ayr Strategies Inc.)

Unaudited Consolidated Adjusted EBITDA Reconciliation

(Expressed in United States Dollars)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
(Loss) income from operations (GAAP)	$(13,858,668)	$6,708,280	$(56,007,227)	$1,225,957

Non-cash items accounting for inventory
Incremental costs to acquire cannabis inventory in business combination	2,452,956	-	43,863,688	-

Interest (within cost of goods sold "COGS")	486,228	119,092	1,407,507	475,447
Depreciation and amortization (from statement of cash flows)	21,009,444	4,496,380	58,834,109	16,528,530
Acquisition costs	3,837,321	1,890,427	9,001,683	2,945,194
Stock-based compensation, non-cash	6,766,808	5,207,203	27,155,214	31,156,759
Start-up costs[1]	3,593,796	-	10,030,921	-
Other[2]	1,847,817	182,343	3,688,329	1,089,912
	37,541,414	11,895,445	110,117,763	52,195,842

Adjusted EBITDA (non-GAAP)	26,135,702	18,603,725	97,974,224	53,421,799

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020
Gross Profit (GAAP)	$51,236,609	$27,527,998	$138,098,277	$88,759,440

Incremental costs to acquire cannabis inventory in business combination	2,452,956	-	43,863,688	-
Interest (within COGS)	486,228	119,092	1,407,507	475,447
Depreciation and amortization (within COGS)	7,275,526	1,034,387	18,175,191	2,506,007
Start-up costs (within COGS)	1,875,209	-	5,708,910	-
	12,089,919	1,153,479	69,155,296	2,981,454

Adjusted Gross Profit (non-GAAP)	63,326,528	28,681,477	207,253,573	91,740,894

1 These are set-up costs to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations

2 Other non-operating adjustments associated with non-core costs